10 UPPER BANK STREET LONDON E14 5JJ TEL +44 20 7006 1000 FAX +44 20 7006 5555 DX 149120 CANARY WHARF 3 www.cliffordchance.com

VIA FEDERAL EXPRESS
March 20, 2019
Attention: Ms. Christine Westbrook and Ms. Erin Jaskot
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0404

Re:	Watford Holdings Ltd.
Registration Statement on Form S-1
Filed March 6, 2019
File No. 333-230080

Dear Ms. Westbrook and Ms. Jaskot:
On behalf of our client, Watford Holdings Ltd., a Bermuda exempted company with limited liability (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated March 15, 2019 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-1, which the Company publicly filed on March 6, 2019 (the “Registration Statement”).
To address certain of the comments of the Staff as set forth in the Comment Letter, the Company has prepared proposed revisions to the Registration Statement, which proposed revisions are set forth in Annex A to this letter (the “Proposed Revisions”). The Company respectfully requests that the Staff advise whether the Proposed Revisions would be acceptable so that the Company can include them in a subsequent amendment to the Registration Statement ("Amendment No. 1").
In addition to the Proposed Revisions, the Company also intends to include in Amendment No. 1 an additional risk factor in the "Risks related to taxation" subsection. This additional risk factor relates to the March 12, 2019 announcement by the European Union that Bermuda has been added to the E.U. List of Non-cooperative Jurisdictions. A copy of this additional risk factor is set forth in Annex B to this letter.
The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

Ms. Westbrook Ms. Jaskot	Page 2
March 20, 2019

Registration Statement on Form S-1 filed on March 6, 2019
Cover page

1.
We note your disclosure that after Nasdaq begins accepting orders for your common shares, J.P. Morgan, in its capacity as your financial advisor, will notify Nasdaq that your shares are ready to trade. J.P. Morgan will also approve proceeding at the Current Reference Price prior to the execution of orders. Please disclose how J.P. Morgan will determine when your shares are ready to trade and the factors it will consider to approve proceeding at the Current Reference Price, as well as what will occur if J.P. Morgan does not approve the Current Reference Price. Please also disclose the input J.P. Morgan will provide to Nasdaq if consulted as described in clause (iv) of the description of the Current Reference Price. Please include similar disclosure in the Plan of Distribution.

J.P. Morgan Securities LLC will determine when the Company’s common shares are ready to trade and approve proceeding at the Current Reference Price primarily based on consideration of volume, timing and price.  J.P. Morgan Securities LLC will determine when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price.  If J.P. Morgan Securities LLC does not approve proceeding at the Current Reference Price, J.P. Morgan Securities LLC will request that The Nasdaq Stock Market LLC (the “Nasdaq Stock Market”) delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade.
The Company respectfully advises the Staff that it is highly unlikely that a situation would arise under which clause (iv) of the definition of the Current Reference Price would be relevant; however, if J.P. Morgan Securities LLC is consulted as described therein,  J.P. Morgan Securities LLC would request that the Nasdaq Stock Market delay the open to ensure a single opening price within clauses (i), (ii) or (iii) of the definition of the Current Reference Price under the Nasdaq Stock Market rules.
The Proposed Revisions clarify the above on the cover page of the prospectus and in the Plan of Distribution section.

2.	Please further explain the basis for your calculation of the registration fee. To the extent you are relying on book value, please disclose the book value.
The Company expects that, to the extent resales of common shares occur pursuant to the Registration Statement, the common shares will be offered and sold on the basis of fluctuating market prices.  Ordinarily, Rule 457(c) under the Securities Act would be used for the purposes of calculating the registration fee under such circumstances.  However, given that there is no existing public market for the common shares and no history of the common

Ms. Westbrook Ms. Jaskot	Page 3
March 20, 2019

shares trading privately, there is no applicable or analogous trading price history on which the fee can be calculated pursuant to such subsection.  As a result, the Company has utilized Rule 457(f)(2) for purposes of calculating the registration fee, as this subsection provides guidance as to how to calculate a registration fee when there is no market for the securities being registered.  The Company acknowledges that Rule 457(f) applies specifically to exchange offers, reclassifications, recapitalizations, mergers, consolidations and other similar acquisitions.  However, the Company notes that the Staff has indicated that Rule 457(f)(2) can be used in other circumstances not contemplated by the subsection for purposes of calculating the fee of securities where no public market exists (see Staff Compliance and Disclosure Interpretations: Securities Act Rules No. 240.03).  The Company believes that the use of the latest practicable book value per share to calculate the fee in accordance with this subsection is particularly relevant in the context of insurance and reinsurance companies given that the common equity of public insurers and reinsurers tends to trade at prices that correlate closely to such companies’ book values.
In terms of the specific calculation, the registration fee was calculated by multiplying the 3,593,003 common shares to be registered under the Registration Statement by the Company’s most recently available book value per share, which was $39.22 as of December 31, 2018, for a product of $140,917,578.  This product was then multiplied by .0001212 in accordance with Fee Rate Advisory #1 for Fiscal Year 2019 (2018-165) for a fee, after rounding up, of $17,080.
Plan of distribution, page 275

3.
Please tell us whether buyers and sellers will have access to the Order Imbalance Indicator (sometimes referred to as the Net Order Imbalance Indicator) prior to submitting buy or sell orders. Revise your disclosure accordingly.

The Nasdaq Stock Market’s Order Imbalance Indicator (sometimes referred to as the Net Order Imbalance Indicator) is a data feed that is publicly available to buyers and sellers prior to submitting buy or sell orders. The Nasdaq Stock Market’s electronic trading platform simulates auctions every second to calculate a Current Reference Price, and the current paired shares and buy/sell imbalance at such Current Reference Price, in order to disseminate that information continuously to buyers and sellers via the Order Imbalance Indicator data feed. The data is identical to what buyers and sellers would have access to in the context of a Nasdaq-listed initial public offering, and the data feed is disseminated in the same manner as it would be for a Nasdaq-listed initial public offering.
The Proposed Revisions clarify that the Order Imbalance Indicator will be accessible to buyers and sellers prior to submitting buy or sell orders.

4.	Please tell us whether the Company or its financial advisors have or will consult with Registered Shareholders or other existing shareholders about their interest in selling

Ms. Westbrook Ms. Jaskot	Page 4
March 20, 2019

shares, or with potential investors about their interest in buying common shares in the open market. Please disclose in your prospectus the extent to which you or your financial advisors may contact any Registered Shareholders, existing shareholders or potential investors regarding their interest in buying or selling.
On January 29, 2019, the Company filed a General Form for Registration of Securities on Form 10 (the “Form 10”) to register its common shares pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s then-contemplated listing of its common shares on the Nasdaq Global Market (the “Form 10 Direct Listing”).
As we have indicated in our prior discussions with the Staff, following the filing of the Form 10, and prior to the filing of the Registration Statement, the Company engaged in investor education activities in anticipation of the Form 10 Direct Listing, which consisted of a series of meetings with institutional investors where members of Company management gave a presentation that summarized the contents of the Form 10, summarized the Form 10 Direct Listing and answered investor questions. The Company’s financial advisors assisted the Company with organizing these meetings and attended these meetings, but did not participate in the presentation or the questions and answers. In addition, following the filing of the Form 10, the Company sent a letter to its existing shareholders, which summarized briefly the process and expected timing of the Form 10 Direct Listing. None of these activities was undertaken for the purpose of consulting existing shareholders about their interest in selling shares, or with potential investors about their interest in buying common shares. Furthermore, these activities were all undertaken in the context of the Form 10 Direct Listing and not in contemplation of the resales and related listing of the common shares on the Nasdaq Global Select Market now contemplated by the Registration Statement.
When it became clear that the Form 10 Direct Listing would not occur in the manner originally contemplated and that the Company would be required to file the Registration Statement in order to effectuate a listing of the common shares, the Company sent a brief, follow-up letter to its existing shareholders explaining that the structure of the listing was changing and the timing of the listing would likely be delayed. The contents of this letter conformed to the content requirements of Rule 135 under the Securities Act. Further, the Company engaged in a series of limited discussions with the existing shareholders and warrant holders that continue to have piggy back registration rights under the Company’s existing common share registration rights agreement for the purpose of obtaining a waiver from its provisions as they related to the filing of the Registration Statement. Similarly, these activities were also not undertaken for the purpose of consulting existing shareholders about their interest in selling shares.
Since the filing of the Registration Statement and for so long as the Registration Statement is effective, the Company and the Company’s financial advisors have not and are not expected to consult with registered shareholders identified in the Registration Statement (the

Ms. Westbrook Ms. Jaskot	Page 5
March 20, 2019

“Registered Shareholders”) or other existing shareholders about their interest in selling shares, or with potential investors about their interest in buying common shares. Further, since the filing of the Registration Statement and for so long as the Registration Statement is effective, the Company and the Company’s financial advisors have not and are not expected to contact any Registered Shareholders, existing shareholders or potential investors regarding their interest in buying or selling. However, for the avoidance of doubt, the Company notes the following:

•
After the Registration Statement has been declared effective by the SEC, the Company is expected to engage in activities consistent with its status as a U.S. public company, including engaging in normal course investor relations activities and fulfilling its obligations as a reporting company under the Exchange Act (including, for example, with respect to the issuance of earnings information, press releases and Exchange Act filing requirements). In particular, following the effectiveness of the Registration Statement, the Company expects to issue a press release announcing the timing of the first day of trading of the Company’s common shares on the Nasdaq Global Select Market.

•	The Company’s financial advisors may assist with the potential establishment of brokerage accounts for interested existing shareholders; the Proposed Revisions include disclosure to that effect.

•
As disclosed in the Registration Statement, J.P. Morgan Securities LLC is expected to perform certain roles as the Company’s financial advisor in connection with the opening of trading of the Company’s common shares on the Nasdaq Global Select Market, in accordance with the rules of The Nasdaq Stock Market, LLC.

•
As disclosed in the Registration Statement, each of J.P. Morgan Securities LLC, Barclays Capital Inc. and Morgan Stanley & Co. LLC is expected to act as a registered and active market maker for the common shares.

In addition, J.P. Morgan Securities LLC’s private banking affiliates (collectively, “J.P. Morgan Private Bank”) have private banking and wealth management client relationships with a number of the Company’s existing shareholders and, in the normal course of servicing those relationships, J.P. Morgan Private Bank would be expected to have conversations with its clients in the event those clients may have an interest in selling or purchasing common shares. The Company intends to prepare a brief notice to such existing shareholders indicating that they may contact their J.P. Morgan Private Bank representative for more information regarding selling or purchasing shares.

5.
We note your disclosure that you have engaged J.P. Morgan Securities LLC, Barclays Capital Inc., and Morgan Stanley & Co LLC as your joint lead financial advisors. Please supplementally provide us with copies of your engagement letters with your

Ms. Westbrook Ms. Jaskot	Page 6
March 20, 2019

financial advisors. Please expand your disclosure to provide a summary of the services provided to you by your financial advisors as well as any arrangements such advisors may have with Registered Shareholders or broker-dealers with respect to sales of your shares.
In response to the Staff’s comment, the Company is providing supplementally to the Staff copies of its engagement letters with each of J.P. Morgan Securities LLC, Barclays Capital Inc., and Morgan Stanley & Co. LLC, including any amendments thereto.
Furthermore, the Proposed Revisions include the requested expanded disclosure regarding the summary of the services provided to the Company by the Company’s financial advisors and the absence of any arrangements between the financial advisors and the Registered Shareholders or broker-dealers regarding sales of the Company’s common shares.

6.
Please revise your disclosure to include discussion of the IPO cross and the role of the financial advisor in setting price bands as referenced in Nasdaq Rule 4120(c)(8)(B), including how this will impact the commencement of trading and the opening price. We further note your disclosure that if J.P. Morgan approves proceeding at the Current Reference Price, the applicable orders that have been entered will be executed at that price and regular trading will begin on Nasdaq. Please revise this disclosure to account for the IPO cross and the price bands. Be sure to address what will occur in the absence of preopening buy and sell interest. Please also revise your disclosure on the cover page and in the Risk Factors section, as applicable.

While the Nasdaq Stock Market’s enhanced volatility parameters contemplated under Nasdaq Stock Market Rule 4120(c)(8)(B) offer the financial advisor flexibility to establish a price band within which the Nasdaq Stock Market may determine the opening price, the Company respectfully advises the Staff that price bands are rarely used, and J.P. Morgan Securities LLC does not anticipate using a price band here.  Instead, J.P. Morgan Securities LLC will approve proceeding at a Current Reference Price, taking into consideration volume, timing and price to determine when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made. In the absence of adequate buy and sell interest prior to the opening trade, J.P. Morgan Securities LLC will request that the Nasdaq Stock Market delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade.
The Proposed Revisions clarify what will occur in the absence of adequate preopening buy and sell interest.

Ms. Westbrook Ms. Jaskot	Page 7
March 20, 2019

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at 011-44-20-7006-1544 or Gary D. Boss at (212) 878-8063. Any written materials should be sent to the undersigned’s attention: Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ, United Kingdom, Attention: Per B. Chilstrom, Esq.

Sincerely,

Per B. Chilstrom

cc:	Securities and Exchange Commission
Keira Nakada
Kevin Vaughn
Watford Holdings Ltd.
John F. Rathgeber
Clifford Chance US LLP
Gary D. Boss

Annex A – Proposed Revisions
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[Cover Page]
This prospectus relates to the registration of the resale of up to 3,593,003 of our common shares by the registered shareholders identified in this prospectus, who we refer to as Registered Shareholders. Unlike an initial public offering, the resale by the Registered Shareholders is not being underwritten by any investment bank. The Registered Shareholders may, or may not, elect to sell their common shares covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the Nasdaq Global Select Market at prevailing market prices. See “Plan of distribution.” If the Registered Shareholders choose to sell their common shares, we will not receive any proceeds from the sale of common shares by the Registered Shareholders.
No public market for our common shares currently exists. In addition, our common shares have no history of trading in private transactions. Further, the listing of our common shares on the Nasdaq Global Select Market without underwriters is a novel method for commencing public trading in our common shares, and consequently, the trading volume and price of our common shares may be more volatile than if our common shares were initially listed in connection with an underwritten initial public offering.
On the day that our common shares are initially listed on the Nasdaq Global Select Market, The Nasdaq Stock Market LLC, or the Nasdaq Stock Market, will begin accepting, but not executing, orders. Once J.P. Morgan Securities LLC, in its capacity as our financial advisor, has notified the Nasdaq Stock Market that our common shares are ready to trade, the Nasdaq Stock Market will calculate the Current Reference Price (as defined below) for our common shares, in accordance with the Nasdaq Stock Market rules. If J.P. Morgan Securities LLC then approves proceeding at the Current Reference Price, the applicable orders that have been entered will be executed at such price and regular trading of our common shares on the Nasdaq Global Select Market will commence, subject to the Nasdaq Stock Market conducting validation checks in accordance with the Nasdaq Stock Market rules. Under the Nasdaq Stock Market rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell our common shares can be paired; (ii) if more than one price exists under (i), then the price that minimizes the number of our common shares for which orders cannot be matched; (iii) if more than one price exists under (ii), then the entered price at which our common shares will remain unexecuted in the cross; and (iv) if more than one price exists under (iii), a price determined by the Nasdaq Stock Market after consultation with J.P. Morgan Securities LLC in its capacity as our financial advisor. J.P. Morgan Securities LLC will determine when our common shares are ready to trade and approve proceeding at the Current Reference Price primarily based on consideration of volume, timing and price.  In particular, J.P. Morgan Securities LLC will determine when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price.  For more information, see “Plan of distribution.”
We have applied to list our common shares on the Nasdaq Global Select Market under the symbol “WTRE.” We intend to list our common shares on the Nasdaq Global Select Market on or about                     , 2019.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and, as such, have elected to comply with certain reduced public company reporting requirements. See “Summary-Implications of being an emerging growth company.”
Investing in our common shares involves risks. See “Risk factors” beginning on page 22.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
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[Risk factors – Risks related to our common shares]
Our common shares have no prior public market, an active trading market may not develop or continue to be liquid and the market price of our common shares may be volatile.
We expect our common shares to be listed and traded on the Nasdaq Global Select Market. Prior to the listing on the Nasdaq Global Select Market, there has not been a public market for our common shares, and an active market for our common shares may not develop or be sustained after the listing, which could depress the market price of our common shares and could affect the ability of our shareholders to sell their shares. In the absence of an active public trading market, investors may not be able to liquidate their investments in our common shares. An inactive market may also impair our ability to raise capital by selling our common shares, our ability to motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our common shares as consideration.
In addition, we cannot predict the prices at which our common shares may trade on the Nasdaq Global Select Market following the listing of our common shares, and the market price of our common shares may fluctuate significantly in response to various factors, some of which are beyond our control. In particular, as this listing is taking place through a novel process that is not an underwritten initial public offering, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient price discovery with respect to the opening trades on the Nasdaq Global Select Market. Pursuant to The Nasdaq Stock Market LLC, or the Nasdaq Stock Market, rules, the Nasdaq Stock Market will calculate the Current Reference Price for our common shares, in accordance with the Nasdaq Stock Market rules.  If J.P. Morgan Securities LLC, in its capacity as our financial advisor, then approves proceeding at the Current Reference Price, the applicable orders that have been entered will be executed at such price and regular trading of our common shares on the Nasdaq Global Select Market will commence, subject to the Nasdaq Stock Market conducting validation checks in accordance with the Nasdaq Stock Market rules. J.P. Morgan Securities LLC will determine when our common shares are ready to trade and approve proceeding at the Current Reference Price primarily based on consideration of volume, timing and price. In particular, J.P. Morgan Securities LLC will determine when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price.  If J.P. Morgan Securities LLC does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate preopening buy and sell interest), J.P. Morgan Securities LLC will request that the Nasdaq Stock Market delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade.  As a result, the absence of sufficient price discovery may result in delays in the opening of trading. For more information, see “Plan of distribution.”
Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold common shares to the public as there would be in an underwritten initial public offering. This lack of an initial public offering price could impact the range of buy and sell orders collected by the Nasdaq Stock Market from various broker-dealers. Consequently, the trading price of our common shares may be more volatile than in an underwritten initial public offering and could, upon listing on the Nasdaq Global Select Market, decline significantly and rapidly.
In addition, because of our listing process, individual investors may have a greater influence in setting the opening public price and subsequent public prices of our common shares on the Nasdaq Global Select Market and may have a higher participation in our listing than is typical for an underwritten initial public offering. This could result in a public price of our common shares that is higher than other investors (such as institutional investors) are willing to pay. This could cause volatility in the trading price of our common shares and an unsustainable trading price if the price of our common shares significantly rises upon listing and institutional investors believe the common shares are worth less than retail investors, in which case the price of our common shares may decline over time. Further, if the public price of our common shares is above the level that investors determine is reasonable for our common shares, some investors may attempt to short the common shares after trading begins, which would create additional downward pressure on the public price of our common shares.
More generally, the stock markets have from time to time experienced extreme volatility that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common shares. In addition to the factors discussed elsewhere in this prospectus, the factors that could affect our share price are:

•	general market conditions;

•	domestic and international economic factors unrelated to our performance;

•	actual or anticipated fluctuations in our quarterly operating results, including as a result of catastrophes or our investment performance;

•	changes in or failure to meet publicly disclosed expectations as to our future financial performance;

•	changes in securities analysts’ estimates of our financial performance or lack of research and reports by industry analysts;

•	action by institutional shareholders or other large shareholders, including future sales;

•	speculation in the press or investment community;

•	investor perception of us and our industry;

•	changes in market valuations or earnings of similar companies;

•	announcements by us, our service providers or our competitors of significant products, contracts, acquisitions or strategic partnerships;

•	any future sales of our common shares or other securities;

•	potential characterization of us or any of our subsidiaries as a PFIC;

•	regulatory developments; and

•	additions or departures of key personnel.
Furthermore, all common shares beneficially owned by persons who are not our affiliates and have beneficially owned such shares for at least one year may be sold immediately after our initial listing on the Nasdaq Global Select Market by these existing shareholders in accordance with Rule 144 of the Securities Act. However, there can be no assurance that any of these existing shareholders will sell any or all of their common shares and there may initially be a lack of supply of, or demand for, our common shares on the Nasdaq Global Select Market. In the case of a lack of supply of our common shares offered in the market, the trading price of our common shares may rise to an unsustainable level, particularly in instances where institutional investors may be discouraged from purchasing our common shares because they are unable to purchase a block of our common shares in the open market due to a potential unwillingness of our existing shareholders to sell the amount of common shares at the price offered by such investors and the greater influence individual investors have in setting the trading price. In the case of a lack of market demand for our common shares, the trading price of our common shares could decline significantly and rapidly after our listing.
In the past, following periods of volatility in the market price of a company’s securities, class action litigation has often been instituted against such company. Any litigation of this type brought against us could result in substantial costs and a diversion of our management’s attention and resources, which would harm our business, operating results and financial condition.
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Plan of distribution
The Registered Shareholders may sell their common shares covered hereby pursuant to brokerage transactions on the Nasdaq Global Select Market at prevailing market prices at any time after the common shares are listed for trading thereon. Other than pursuant to the common share registration rights agreement, we are not party to any arrangement with any Registered Shareholder or any broker-dealer with respect to sales of the common shares by the Registered Shareholders. Similarly, our financial advisors are not party to any arrangement with any Registered Shareholder or any broker-dealer with respect to sales of the common shares by the Registered Shareholders. As such, we will have no input if and when any Registered Shareholder may, or may not, elect to sell their common shares or the prices at which any such sales may occur, and there can be no assurance that any Registered Shareholders will sell any or all of the common shares covered by this prospectus.
We will not receive any proceeds from the sale of common shares by the Registered Shareholders. During 2018, we recognized non-recurring direct listing expenses as part of our transition to a publicly traded company, consisting of advisory, legal and accounting fees. As part of the initial listing of our common shares on the Nasdaq Global Select Market, these fees were not deducted from net proceeds to us as they would be in an initial public offering.
On the day that our common shares are initially listed on the Nasdaq Global Select Market, the Nasdaq Stock Market will begin accepting, but not executing, orders.  Once J.P. Morgan Securities LLC, in its capacity as our financial advisor, has notified the Nasdaq Stock Market that our common shares are ready to trade, the Nasdaq Stock Market will calculate the Current Reference Price for our common shares, in accordance with the Nasdaq Stock Market rules.  If J.P. Morgan Securities LLC then approves proceeding at the Current Reference Price, the applicable orders that have been entered will be executed at such price and regular trading of our common shares on the Nasdaq Global Select Market will commence, subject to the Nasdaq Stock Market conducting validation checks in accordance with the Nasdaq Stock Market rules. Under the Nasdaq Stock Market rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell our common shares can be paired; (ii) if more than one price exists under (i), then the price that minimizes the number of our common shares for which orders cannot be matched; (iii) if more than one price exists under (ii), then the entered price at which our common shares will remain unexecuted in the cross; and (iv) if more than one price exists under (iii), a price determined by the Nasdaq Stock Market after consultation with J.P. Morgan Securities LLC in its capacity as our financial advisor.
J.P. Morgan Securities LLC will determine when our common shares are ready to trade and approve proceeding at the Current Reference Price primarily based on consideration of volume, timing and price.  In particular, J.P. Morgan Securities LLC will determine when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price.  If J.P. Morgan Securities LLC does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate preopening buy and sell interest), J.P. Morgan Securities LLC will request that the Nasdaq Stock Market delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade.  Further, in the highly unlikely event that the Nasdaq Stock Market consults with J.P. Morgan Securities LLC as described in clause (iv) of the definition of Current Reference Price,  J.P. Morgan Securities LLC would request that the Nasdaq Stock Market delay the open to ensure a single opening price within clauses (i), (ii) or (iii) of the definition of the Current Reference Price.
Similar to a Nasdaq-listed underwritten initial public offering, in connection with the listing of our common shares, buyers and sellers will have access to the Nasdaq Stock Market’s Order Imbalance Indicator (sometimes referred to as the Net Order Imbalance Indicator), a publicly available data feed, prior to submitting buy or sell orders. The Nasdaq Stock Market’s electronic trading platform simulates auctions every second to calculate a Current Reference Price, the number of shares that can be paired off the Current Reference Price, the number of shares that would remain unexecuted at the Current Reference Price and whether a buy-side or sell-side imbalance exists, or whether there is no imbalance, in order to disseminate that information continuously to buyers and sellers via the Order Imbalance Indicator data feed.

However, because this is not an underwritten initial public offering, there will be no book building process. Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold common shares to the public as there would be in an underwritten initial public offering. This lack of an initial public offering price could impact the range of buy and sell orders collected by the Nasdaq Global Select Market from various broker-dealers. Consequently, the public price of our common shares may be more volatile than in an underwritten initial public offering and could, upon listing on the Nasdaq Global Select Market, decline significantly and rapidly. See “Risk factors-Risks related to our common shares-Our listing differs significantly from an underwritten initial public offering” and “Risk factors-Risks related to our common shares-Our common shares have no prior public market, an active trading market may not develop or continue to be liquid and the market price of our common shares may be volatile.”
In addition, in order to list on the Nasdaq Global Select Market, we are also required to have at least three registered and active market makers.  We expect the financial advisors that we have engaged in connection with our listing to act as registered and active market makers. Further, our financial advisors may assist interested Registered Shareholders with the establishment of brokerage accounts.
In addition to sales made pursuant to this prospectus, the common shares covered by this prospectus may be sold by the Registered Shareholders in private transactions exempt from the registration requirements of the Securities Act.
Under the securities laws of some states, the common shares may be sold in such states only through registered or licensed brokers or dealers.
If the Registered Shareholders utilize a broker-dealer in the sale of the common shares being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions, or commissions from the Registered Shareholders or commissions from purchasers of the common shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions, or commissions as to particular broker-dealers may be in excess of those customary in the types of transactions involved).
We have engaged J.P. Morgan Securities LLC, Barclays Capital Inc., and Morgan Stanley & Co LLC as our joint lead financial advisors to advise and assist us with respect to certain matters relating to our listing. The services performed by our financial advisors have included providing advice and assistance with respect to defining objectives, analyzing, structuring and planning the listing and developing and assisting with our investor communication strategy in relation to the listing. However, the financial advisors have not been engaged to otherwise facilitate or coordinate price discover activities or sales of our common shares in consultation with us, except as described herein.

Annex B – Additional Risk Factor
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[Risk factors - Risks related to taxation]
We could be subject to adverse consequences as a result of the European Union's recent inclusion of Bermuda on its "Blacklist."
On March 12, 2019, the European Union added Bermuda to its list of non-cooperative tax jurisdictions (often referred to as the “Blacklist”). Countries on the Blacklist could face sanctions from the European Union and sanctions from individual European Union member states, as well as potential reputational damage. Currently, the consequences of being blacklisted are limited, as significant sanctions have not yet been adopted. Proposed sanctions include stricter reporting requirements for companies with activities in a blacklisted country. In addition, funds from certain European Union funding programs are not accessible to countries on the Blacklist. It is possible that these sanctions, or other sanctions adopted in the future by the European Union or individual member states, could adversely impact our operations. In addition, while certain authorities have stated that they expect Bermuda could be removed from the Blacklist in the near future, no assurance can be provided regarding how long Bermuda will remain on the Blacklist. Accordingly, the impact on us of Bermuda’s inclusion in the Blacklist, and the extent and severity of any such impact, is not currently known.

B-1